Mail Stop 3561

July 26, 2007

<u>Via U.S. Mail & Facsimile (303) 431-1567</u>
Mr. Neil Cox
Chairman and Chief Financial Officer
Tombstone Cards, Inc.
5380 Highlands Drive
Longmont, CO 80503

> **Re:** **Tombstone Cards, Inc.**
> **Amendment No. 5 to Registration Statement on Form SB-2**
> **Filed July 9, 2007**
> **File No. 333-138184**

Dear Mr. Cox:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

<u>Cover Page</u>

1.   We note the changes you have made in response to comment 3 from our letter of June 25, 2007, but we reissue it, in part. Please apply the same revised description to the 60,000 B warrants of the Placement Agent listed at the cover top of the page as you have to the 60,000 A warrants of the Placement Agent.

<u>Summary Executives' Compensation Table, page 42</u>

2.   We note the changes you made in response to comment 7 from our letter of June 25, 2007. While you now indicate in footnote 2 that Mr. Reilly received a 2006 salary of $21,000, the table indicates that his 2006 salary was $18,000. Please revise accordingly.

3.   Please revise the total amount of compensation for Mr. Reilly, which does not add up the totals of all the other columns.

Balance Sheets, page F-16

4.   Please correct the footing of your balance sheets.

Other

5.   Please continue to update the financial statements in accordance with Item 310(g) of Regulation S-B.

Exhibit 5.1: Legal Opinion

6.   Please revise to remove the sixth-to-last paragraph, which is a disclaimer. You are free to examine whatever documents or take whatever other steps that you choose.

7.   It does not appear that you have defined the term Stock. Please revise accordingly.

8.   Please opine that the warrants are binding agreements.

Closing

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Patrick Kuhn at (202) 551-3308 or Michael Fay at (202) 551-3812 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Ravitz at (202) 551-4817 or me at (202) 551-3755 with any other questions.

Sincerely,

Max A. Webb
Assistant Director

cc: Via Facsimile (303) 431-1567
       Michael Littman, Esq.